PROSPECTUS SUPPLEMENT
(To Prospectus dated June 20, 1997)


                         87,888 SHARES

                 AMERICAN DISPOSAL SERVICES, INC.

                          COMMON STOCK
                    ________________________

     American Disposal Services, a Delaware corporation (the "Company"), is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 41 solid waste businesses, including five solid waste landfills and 36 solid waste collection companies.

     This Prospectus Supplement relates to an aggregate of up to 87,888 shares ("Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of the Company which are issuable by the Company to Township Garbage Collection, Inc. ("Township") in connection with the Company's acquisition of substantially all of the assets of Township (the "Acquisition").

     This Prospectus Supplement also relates to the offer for sale or other distribution of Shares by Township, which will acquire such Shares in the Acquisition. Such Shares may be sold or distributed from time to time by or for the account of Township through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated.

     The Company will receive no portion of the proceeds from the
re-sale of the Shares by Township.   See "Plan of Distribution."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "ADSI." On June 26, 1997, the last reported sales price for the Common Stock as reported by NASDAQ was $23 per share.

                      ________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.
                     ________________________

     The date of this Prospectus Supplement is July 1, 1997.

                       THE COMPANY

     American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 226,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 41 solid waste businesses, including five solid waste landfills and 36 solid waste collection companies.

     The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.

     The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

     The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 12 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania and Rhode Island regions, as well as in the southwestern Indiana region, where the Company began its operations in April 1997.

     The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

     The Company's principal executive offices are located at 745
McClintock Drive, Suite 305, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.


                    RECENT DEVELOPMENTS

The Acquisition

     The Company has agreed to acquire substantially all of the assets of Township, which provides residential, commercial and industrial collection services to customers in Warren, Ohio and the two adjacent counties of Portage and Mohoning. The Acquisition is a "tuck-in" with the Company's Youngstown, Ohio operations, which will provide additional tonnage of internalized volume at the Clarion Landfill. The Acquisition is structured as a stock for assets acquisition, where by the Company will acquire substantially all of the assets of Township in exchange for up to 87,888 shares of Common Stock. The actual number of shares to be issued in connection with the Acquisition is subject to adjustment as provided in the Asset Purchase Agreement.

                  Completed Acquisitions

     The Company has completed 41 acquisitions of solid waste companies since January 1993, which are summarized in the table below.

Company             Business       Principal      Date Acquired
                                   Location

Missouri Region:
Wheatland           Landfill       Scammon, KS    January 1993
Pittsburg
 Sanitation         Collection     Pittsburg, KS  January 1993
Ozark Sanitation    Collection     Carthage, MO   January 1993
Trashmaster         Collection     Joplin, MO     January 1993
A-1 Trash Service   Collection     Verona/Aurora, April 1993
                                   MO
Tate's Transfer     Transfer       Verona/Aurora, April 1993
                    Station        MO
Renfro Sanitation   Collection     Branson, MO    June 1993
B&B Trash           Collection     Pittsburg, KS  July 1993
B&B Refuse          Collection     Neosho, MO     December 1993
Apex Sanitation     Collection     Grove, OK and  December 1993
                                   Green Forest,
                                   AR
Epps Sanitation     Collection     Branson, MO    December 1993
Cummings Sanitation Collection     Nixa, MO       May 1994
Light Hauling       Collection     Branson, MO    August 1994
Poole's Sanitation  Collection     Bentonville,   August 1994
                                   AR
Southwest Waste     Collection     Springfield,   July 1996
                                   MO
Nesvold Sanitation  Collection     Seneca, MO     December 1996
Sparky's Waste      Collection     Springfield,   January 1997
Control                            MO
Ohio Region:
Wyandot             Landfill       Upper Sandusky,August 1995
                                   OH
Environmental       Collection     Findlay, OH    May 1996
Transportation
and Management
R&R Waste Disposal  Collection     Findlay, OH    May 1996
Jerry's Rubbish     Collection     Findlay, OH    June 1996
Seneca Disposal     Collection     Tiffin, OH     June 1996
Ross Bros. Waste    Collection     Mt. Vernon,    September 1996
 & Recycling        and Transfer   OH
                    Station
D&L Hauling         Collection     Findlay, OH    October 1996
Rutledge Trucking   Collection     Delaware, OH   November 1996
Morrow Sanitary     Collection     Mt. Gilead, OH November 1996
Company
Bowers-Phase II,    Collection     Vickery, OH    December 1996
Inc.                and Transfer
                    Station
Cargo Services      Collection     Mt. Gilead, OH December 1996
Rumpke Waste, Inc.  Collection     Fostoria, OH   December 1996
(routes)
Christiansen's      Collection     Sandusky, OH   May 1997
Illinois Region:
Livingston          Landfill       Pontiac, IL    November 1995
Western Pennsylvania Region:
Clarion             Landfill and   Leeper, PA     June 1995
                    and Collection
Mauthe Sanitation   Collection     Strattanville, March 1996
                                   PA
Allied Waste        Collection     Youngstown, OH February 1997
Systems, Inc.
Horodyski           Collection     Warren, OH     April 1997
Rhode Island Region:
T&J Trucking        Collection     Johnston, RI   September 1996
American Disposal   Collection     Johnston, RI   September 1996
Services, Inc./
N.E.E.D.
A-1 Container       Collection     Rehoboth, MA   January 1997
BFI Derby District  Collection and Seymour, CT    April 1997
                    Transfer
                    Stations
Liberty Disposal    Collection     Providence, RI May 1997
Southwestern Indiana Region:
WMX-Evansville      Landfill,      Evansville, IN April 1997
                    Collection and
                    Transfer Station

                       USE OF PROCEEDS

     This Prospectus Supplement relates to Shares being issued by the Company in order to effect the Acquisition. The Company will not receive any proceeds from the re-sale of the Shares by Township but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."

                       PLAN OF DISTRIBUTION

     Township may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the NASDAQ, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by Township at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from Township (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus Supplement to set forth any other material information with respect to the plan of distribution not previously disclosed.

     Township and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company can not presently estimate the amount of such compensation.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, Township will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by Township. All of the foregoing may affect the marketability of the Common Stock.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                          LEGAL MATTERS

     The legality of the Common Stock issued hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway,
New York, New York 10036.